August 22, 2014

Via EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	BioSpecifics Technologies Corp.
Forms 8-K filed on August 11, 2014
File No. 001-34236

Dear Mr. Rosenberg:

This letter is being furnished in response to the letter dated August 15, 2014 (the “Comment Letter”) from you to Thomas L. Wegman, President of BioSpecifics Technologies Corp., a Delaware corporation (the “Company”), with respect to a comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Current Report on Form 8-K, File No. 0001-34236, filed on August 11, 2014. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 8-K filed on August 11, 2014 Item 4.01(b)

1.

Regarding your disclosure that Friedman LLP assisted and consulted management in their preparation of the Company’s quarterly and year-end tax provision for its consolidated financial statements, please address the following:

  Tell us each service performed by Friedman LLP, the date of service and the period to which it relates; and

Response:

Friedman LLP (“Friedman”) was engaged to serve as the Company’s new independent registered public accounting firm on August 7, 2014 for the year ending December 31, 2014 and effective immediately and for the quarter ending September 30, 2014. Prior to Friedman’s appointment as the Company’s new independent registered public accounting firm, Friedman performed certain pre-approved tax services for the Company. Specifically, Friedman had been engaged to prepare the Company’s federal, state and local tax returns for the years ended December 31, 2013 and 2014, and to assist management in its preparation of the Company’s quarterly and year-end tax provision for financial reporting purposes. Friedman also performed these services for the quarters ended March 30, 2014 and June 30, 2014. Friedman ceased assisting management in preparing its quarterly tax provision with the June 30, 2014 quarter and in connection with the filing of the Company’s Quarterly Report on Form 10-Q on August 11, 2014 . Friedman will continue to assist the Company with the preparation and filing of the Company’s federal, state and local tax returns. These services were pre-approved by the Company’s Audit Committee consistent with the Audit Committee’s pre-approval policy and Public Company Accounting Oversight Board (PCAOB) rules.

  Provide us separate analyses from your audit committee and Friedman LLP supporting their conclusion that the services related to fiscal 2014 financial statements would not impair independence under Rule 2-01(c)(4)(i) of Regulation S-X regarding Friedman LLP’s review of the quarter ending September 30, 2014 and their audit for year ending December 31, 2014.

Response:

With respect to the Audit Committee’s conclusion that Friedman’s services described above would not impair independence, prior to Friedman’s engagement, the Audit Committee met on July 29, 2014 to discuss the potential change in auditors. At that meeting the Audit Committee requested that Friedman deliver a letter regarding its independence given the provision of non-audit tax related services. On July 30, 2014, the Audit Committee received a letter from Friedman (the “July Letter”) describing any relationship between Friedman and the Company or its employees that, as July 30, 2014, may be brought to bear on Friedman’s independence. The July Letter also outlined the services performed by Friedman as described above. Attached to the July Letter was a draft independence letter that would be issued by Friedman following Friedman’s appointment as auditors. The draft independence letter concluded that Friedman determined that they were independent of the Company in compliance with PCAOB Rule 3250 and within the meaning of the federal securities laws administered by the Commission. The Audit Committee received and reviewed the July Letter and draft independence letter at its scheduled meeting on August 7, 2014. The Company and the Audit Committee are aware of the provisions contained in Regulation S-X Rule 2-01(c)(4)(i). The non-audit tax services in question were performed by Friedman prior to the audit and professional engagement period and were discontinued in connection with their engagement and therefore it was reasonable for the Audit Committee to conclude that Freidman’s assistance to management in preparing the Company’s quarterly and year-end tax provision for financial reporting purposes would not impair their independence. Additionally, Friedman, during the periods prior to their engagement, did not prepare the Company’s financial statements, maintain or prepare the Company’s accounting records nor prepare or originate source data underling the Company’s financial statements. Based on its own analysis and review of the letters, the Audit Committee determined that it was reasonable to conclude that Friedman’s non-audit tax related services would not impair its independence under the PCAOB or federal securities laws. The Audit Committee received the final signed independence letter from Friedman on August 21, 2014.

With respect to Friedman’s conclusion that the services rendered would not impair independence, the Company’s directs you to the above paragraphs as well as the letter dated August 18, 2014 delivered to the Company by Friedman, attached as Exhibit A to this response letter, that outlines Friedman’s conclusion that the services provided to the Company prior to being retained as its independent public accounting firm do not impair Friedman’s independence in conducting reviews of the quarters ending September 30, 2014 and December 31, 2014 and the audit of the Company’s year ending December 31, 2014. Friedman has approved the attachment of Exhibit A to this response letter.

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The Company understands and acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  the Staff comment or changes to disclosure in response to the Staff comment do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert the Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or additional comments regarding any of the information set forth in this letter, please call me at (516) 593-7000.

Sincerely,
/s/ Thomas L. Wegman
Thomas L. Wegman, President

Encl.

Cc:	Carl Valenstein, Bingham McCutchen LLP
Robert E. Fiorentino, Friedman LLP